Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco Holding”) announces that it has priced R$500,000,000.00 (Brazilian reais) aggregate principal amount of its 10.50% senior unsecured notes due 2015 (the “Notes”).  The issue price of the Notes was 100.0% of its principal amount.  Itaú Unibanco Holding intends to use the net proceeds for general corporate purposes.

The Notes have not been registered in Brazil with the Comissão de Valores Mobiliários in accordance with applicable law and regulations.  The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable law and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any other applicable law.  The Notes were offered only to qualified institutional buyers under Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

São Paulo, November 17, 2010. ALFREDO EGYDIO SETUBAL Investor Relations Officer